                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Kozich  Franz
   (Last)  (First)  (Middle)

   Trident Chambers, Wickhams Cay
   (Street)

   Road Town, Tortola, British Virgin Islands
   (City)   (State)  (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)

    01/05/01


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Callmate Telecom International, Inc.
   (OTC BB Ticker: SAFF)


5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)


6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person


            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock                       12,000,000        I           See Explanation
                                                                 of Response


* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).
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
         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------



                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or         Indirect
                                                   Price of       Indirect       Beneficial
1. Title of Derivative                             Derivative     (I)            Ownership
   Security (Instr. 4)                             Security       (Instr. 5)     (Instr. 5)
----------------------------------------------  -------------  -------------  --------------




Explanation of Responses: Mr. Kozich owns the shares through International Marketing Solutions Ltd., International Enterprise Solutions Ltd., Ion Technologies Ltd., Hypernet Research Inc. and Net Technology Group Ltd., each of which owns 2,400,000 shares of common stock (the "Common Shares") and each of which is fully owned and operated by Mr. Kozich. The Common Shares were acquired by way of a share purchase agreement executed by and between Callmate Telecom International, Inc. (the "Company") and WebEngine Technologies International Ltd. ("WebEngine") whereby WebEngine was acquired by the Company and through which WebEngine's shareholders received Common Shares in exchange for their shares in WebEngine.




           /s/ Franz Kozich                         04/04/01
---------------------------------------    --------------------------
         **Name: Franz Kozich                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).